UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)[1]

Support.com, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

86858W200
(CUSIP Number)

JULIAN SINGER
JDS1, LLC
2200 Fletcher Avenue, Suite 501
Fort Lee, New Jersey 07024
(201) 592-3400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

N/A
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

__________________
[1]         The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86858W200

1	NAME OF REPORTING PERSONS JDS1, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 929,700
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 929,700
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 929,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 86858W200

1	NAME OF REPORTING PERSONS Julian Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 929,700
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 929,700
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 929,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned.  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D, as amended.  The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.
Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate percentage of Shares reported as beneficially owned is based upon 19,041,474 Shares outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2019.

A.	JDS1

(a)	As of the date hereof, JDS1 beneficially owns 929,700 Shares, which Shares are held directly by JDS1.

Percentage: Approximately 4.9%

(b)
1. Sole power to vote or direct vote: 929,700
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 929,700
4. Shared power to dispose or direct the disposition: 0

(c)	JDS1 has not entered into any transactions in Shares during the past sixty days.

B.	Mr. Singer

(a)	As of the date hereof, Mr. Singer, as a managing member of JDS1, beneficially owns 929,700 Shares, which Shares are held directly by JDS1.

Percentage: Approximately 4.9%

(b)
1. Sole power to vote or direct vote: 929,700
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 929,700
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Singer has not entered into any transactions in Shares during the past sixty days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)
As of November 8, 2019, the Reporting Persons do not beneficially own more than five percent of the Shares and will no longer be making filings on Schedule 13D to report beneficial ownership of Shares.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2019

JDS1, LLC

By:	/s/Julian Singer
	Name:	Julian Singer
	Title:	Managing Member

/s/ Julian Singer
JULIAN SINGER